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September 18, 2008

Jane Jie Sun
Chief Financial Officer
Ctrip.com International, LTD.
99 Fu Quan Road
Shanghai, PRC, 200335

       Re: **Ctrip.com International, LTD.**
               Form 20-F for the Fiscal Year Ended December 31, 2007
               Filed on April 29, 2008
               File No. 001-33853

Dear Ms. Sun:

We have completed our review of your Form 20-F and related filings and have no further comments at this time on the specific issues raised on the financial statements and related matters.

            Sincerely,

            Kathleen Collins
            Accounting Branch Chief